Exhibit 99.1

Canadian Solar Reports First Quarter 2023 Results

Guelph, Ontario, May 18, 2023 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the first quarter ended March 31, 2023.

Highlights

•	66% increase in solar module shipments year-over-year (“yoy”) to 6.1 GW, in line with guidance of 5.9 GW to 6.2 GW.
•	36% increase in revenue yoy to $1.7 billion, in line with guidance of $1.6 billion to $1.8 billion.
•	18.7% gross margin, in line with guidance of 18% to 20%.
•	Net income attributable to Canadian Solar of $84 million or $1.19 per diluted share.
•	25 GWp of solar development pipeline and 47 GWh of battery storage development pipeline, as of March 31, 2023 (Recurrent Energy, formerly Global Energy).
•	Carve-out IPO of CSI Solar subsidiary on track to be completed in the second quarter of 2023.

Dr. Shawn Qu, Chairman and CEO, commented, “We started off the year strong with 36% yoy revenue growth and 750% increase in diluted earnings per share. We continue to leverage our premium brand to capture increased solar and battery storage opportunities, while laying the groundwork for future success with strategic capacity expansion. We remain focused on profitable growth and continue to optimize our cost structure through vertical integration. With the imminent IPO of our CSI Solar subsidiary, we will have a new platform to raise investment capital and further strengthen our leading position in solar and battery storage manufacturing.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “We delivered a record operating profit in the first quarter, despite normal seasonal softness with lower input and manufacturing processing costs, and lower logistics costs. Looking ahead, as we continue to grow our volumes and increase the level of vertical integration, we expect profitability to remain healthy as our cost structure continues to improve and we reap the benefits of greater scale. On the battery energy storage side, we continue to grow our contracted turnkey pipeline which stood at approximately $1.3 billion as of March 31, 2023, and have continued to sign new contracts across the world reflecting overall market growth and positive customer response to our innovative products and solutions.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Recurrent Energy subsidiary, said, “As expected, we monetized a smaller number of projects in the first quarter, namely, around 5 MWp in Japan, reflecting typical fluctuations in the timing of project sales. Importantly, we formally unified our Global Energy platform under our Recurrent Energy brand, which now encompasses our global development and services businesses rather than just our North American business as before. Recurrent Energy is now one of the world’s largest platforms with a global development pipeline of 25 GWp of solar and 47 GWh of battery energy storage projects, of which 14 GWp and 12 GWh respectively have interconnections granted. With a large majority of our pipeline being developed from greenfield, and increasingly holding and owning more of the projects we develop, we expect to capture even more value created throughout the project development cycle.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the first quarter, we achieved $1.7 billion in revenue, a 18.7% gross margin, and net income of $1.19 per diluted share. We delivered positive operating cash flow, while we continue to build on solar modules and battery storage inventories to position our topline growth for the balance of 2023. We fortified our balance sheet in the quarter and remain well-positioned to support our planned strategic capacity expansion, drive growth and create additional value. Both the N-type TOPCon capacity and greater manufacturing vertical integration will drive further cost reductions and greater operating leverage with higher volumes.”

First Quarter 2023 Results

Total module shipments recognized as revenues in the first quarter of 2023 were 6.1 GW, up 66% yoy. Of the total, 90 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the first quarter of 2023 were up 36% yoy and down 14% quarter-over-quarter (“qoq”) to $1.7 billion. The sequential decrease reflects the expected decline in module average selling price (“ASP”), lower solar module shipment volume due to seasonality, and lower project sales. The yoy increase was mainly driven by a significant increase in solar module shipments, partially offset by lower module ASPs and lower revenues from utility-scale battery storage solutions and project sales due to the timing of projects.

Gross profit in the first quarter of 2023 was $318 million, up 76% yoy and down 9% qoq. Gross margin in the first quarter of 2023 was 18.7%, compared to 17.7% in the fourth quarter of 2022, within the guidance range of 18% to 20%. The gross margin improvement was mainly driven by lower manufacturing costs, partially offset by lower module ASPs.

Total operating expenses in the first quarter of 2023 were $172 million compared to $213 million in the fourth quarter of 2022 and $165 million in the first quarter of 2022. The sequential decrease was mainly driven by further declines in logistics costs, while the yoy increase was mainly driven by higher total logistics costs due to the significant increase in solar module shipments, partially offset by lower average logistics costs per unit.

Depreciation and amortization charges in the first quarter of 2023 were $68 million, compared to $50 million in the fourth quarter of 2022 and $66 million in the first quarter of 2022. The sequential increase was primarily driven by the Company’s previously outlined manufacturing capacity expansion as it works to meet anticipated higher demand levels.

Net interest expense in the first quarter of 2023 was $12 million, compared to $11 million in both the fourth and first quarters of 2022.

Net foreign exchange and derivative loss in the first quarter of 2023 was $13 million, compared to a net loss of $15 million in the fourth quarter of 2022 and a net gain of $3 million in the first quarter of 2022. The net foreign exchange loss and derivative was mainly due to a weaker U.S. dollar.

Net income attributable to Canadian Solar in the first quarter of 2023 was $84 million, or $1.19 per diluted share (“diluted EPS”), compared to net income of $78 million, or $1.11 per diluted share, in the fourth quarter of 2022, and net income of $9 million, or $0.14 per diluted share, in the first quarter of 2022.

Net cash flow provided by operating activities in the first quarter of 2023 was $47 million, compared to $397 million in the fourth quarter of 2022. The qoq decrease in operating cash flow primarily resulted from higher inventory in preparation for expected revenue growth.

Total debt was $3.0 billion as of March 31, 2023, compared to $2.6 billion as of December 31, 2022, and included $831 million and $684 million of debt related to Recurrent Energy as of March 31, 2023 and December 31, 2022, respectively. Non-recourse debt used to finance solar power systems and project assets increased to $410 million as of March 31, 2023 from $365 million as of December 31, 2022.

Total project assets as of March 31, 2023 were $864 million, compared to $824 million as of December 31, 2022. Project assets are projects that are developed and built for sale, as part of Recurrent Energy’s business model.

The net value of solar power systems as of March 31, 2023 was $472 million, compared to $365 million as of December 31, 2022. Solar power systems are projects that are developed and built to be held on the Company’s balance sheet.

Corporate Structure

The Company has two business segments: Recurrent Energy, formerly Global Energy, and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy (formerly Global Energy) is one of the world’s largest clean energy project development platforms with 14 years’ experience, having delivered nearly 9 GWp of solar power projects and 3 GWh of battery storage projects. It is vertically integrated and has strong expertise from greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement and construction) services. CSI Solar’s battery storage business includes both its utility-scale turnkey battery system solutions, as well as a small but growing residential battery storage business. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment (formerly Global Energy)

Recurrent Energy is one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a 14-year track record of originating, developing, financing, and building nearly 9 GWp of solar power plants and 3 GWh of battery storage power plants across six continents. As of March 31, 2023, the Company had a leading position with a total global solar development pipeline of approximately 25 GWp and an energy storage development pipeline of over 47 GWh.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, as previously communicated, the Company is in the process of adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase the revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model will consist of three key drivers:

•	Operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies.

•	Project sales (or asset rotations) in the rest of the world, driving cash-efficient, funded growth model as value from project sales will help fund growth in operating assets.

•	Power services through long-term operations and maintenance (“O&M”) contracts, currently with 6 GW of contracted projects.

Recurrent Energy is continuing to evaluate adjustments in its growth strategy to hold valuable solar assets for the longer term.

Project Development Pipeline – Solar

As of March 31, 2023, Recurrent Energy’s total solar project development pipeline was 24.6 GWp, including 1.7 GWp under construction, 5.2 GWp of backlog, and 17.7 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Significant majority of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

The following table presents Recurrent Energy’s total solar project development pipeline.

	Solar Project Development Pipeline (as of March 31, 2023) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	422	1,977	4,656	7,055
Latin America	1,400**	2,397**	887	407	5,091
Europe, the Middle East and Africa (“EMEA”)	89	1,236	3,194	3,267	7,786
Japan	4	141	12	46	203
China	250	971**	-	1,325	2,546
Asia Pacific excluding Japan and China	-	3	1,001	887	1,891
Total	1,743	5,170	7,071	10,588	24,572

*All numbers are gross MWp.

**Including 672 MWp in construction and 332 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Storage

As of March 31, 2023, Recurrent Energy’s total battery storage project development pipeline was 47.4 GWh, including 0.3 GWh under construction, 1.7 GWh of backlog, and 45.4 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total storage project development pipeline.

Energy Storage Project Development Pipeline (as of March 31, 2023) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	-	3,898	15,242	19,140
Latin America	-	1,100	2,040	970	4,110
EMEA	-	110	4,038	10,081	14,229
Japan	-	-	-	19	19
China	300	-	-	7,500	7,800
Asia Pacific excluding Japan and China	20	458	200	1,440	2,118
Total	320	1,668	10,176	35,252	47,416

Projects in Operation – Solar and Energy Storage Power Plants

As of March 31, 2023, Recurrent Energy’s solar power plants in operation totaled 609 MWp, with a combined estimated net resale value of approximately $700 million to Recurrent Energy. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MWp*
Latin America	Japan	China	Asia Pacific ex. Japan and China	Total
335	176	86	12	609

*All numbers are net MWp owned by Recurrent Energy; total gross MWp of projects is 1,063 MWp, including volume that is already sold to third parties.

As of March 31, 2023, Recurrent Energy’s energy storage power plants in operation totaled 280 MWh, representing the 20% interest Recurrent Energy retains in the 1,400 MWh Crimson standalone battery energy storage project in California.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022
Net revenues	20,052	73,650	92,966
Cost of revenues	12,843	57,686	75,130
Gross profit	7,209	15,964	17,836
Operating expenses	22,414	17,315	18,847
Loss from operations*	(15,205)	(1,351)	(1,011)
Gross margin	36.0%	21.7%	19.2%
Operating margin	-75.8%	-1.8%	-1.1%

*Loss from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules

CSI Solar shipped 6.1 GW of solar modules to more than 70 countries in the first quarter of 2023. For the first quarter of 2023, the top five markets ranked by shipments were China, Brazil, the U.S., Spain, and Germany.

CSI Solar’s 2024 solar capacity expansion targets are set forth below.

	Solar Manufacturing Capacity, GW*
	March 2023 Actual	June 2023 Plan	December 2023 Plan	March 2024 Plan
Ingot	20.4	20.4	20.4	50.4
Wafer	21.0	21.0	35.0	50.0
Cell	21.0	26.0	50.0	60.0
Module	36.2	36.7	50.0	75.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team, namely CSI Energy Storage, provides customers with competitive turnkey, integrated, utility-scale battery storage solutions, including bankable, end-to-end, utility-scale, turnkey battery storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of March 31, 2023, CSI Energy Storage had a total project turnkey pipeline of 22.8 GWh, which includes both contracted and in construction projects, as well as projects at different stages of the negotiation process. CSI Energy Storage was also managing 2.3 GWh of projects under long-term service agreements, which are operational battery storage projects delivered by CSI Energy Storage that are under multi-year long-term service agreements and generate recurring earnings.

The total contracted turnkey pipeline was approximately $1.3 billion, which are contractual obligations with customers and provide significant earnings visibility over a multi-year period.

The table below sets forth CSI Energy Storage’s battery storage manufacturing capacity expansion targets.

Battery Storage Manufacturing Capacity, GWh*	March 2023 Actual	December 2023 Plan
SolBank	2.5	10.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022
Net revenues	1,709,730	1,976,045	1,209,994
Cost of revenues	1,394,121	1,631,417	1,034,165
Gross profit	315,609	344,628	175,829
Operating expenses	146,151	192,099	143,931
Income from operations	169,458	152,529	31,898
Gross margin	18.5%	17.4%	14.5%
Operating margin	9.9%	7.7%	2.6%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q1 2023	% of Net Revenues	Q4 2022	% of Net Revenues	Q1 2022	% of Net Revenues
Asia	555	33	846	45	473	41
Americas	632	38	635	33	453	39
Europe and others	494	29	417	22	231	20
Total	1,681	100	1,898	100	1,157	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the second quarter of 2023, the Company expects total revenue to be in the range of $2.4 billion to $2.6 billion. Gross margin is expected to be between 19% and 21%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 8.1 GW to 8.4 GW, including approximately 60 MW to the Company’s own projects.

For the full year of 2023, the Company reiterates its prior outlook for CSI Solar’s total module shipments to be in the range of 30 GW to 35 GW. CSI Solar’s battery storage shipments are expected to be in the range of 1.8 GWh to 2.0 GWh, representing this year’s transition from white label to own manufactured product. The Company’s total revenue is now expected to be in the range of $9.0 billion to $9.5 billion from the prior range of $8.5 billion to $9.5 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We expect significant revenue and profit growth in the second quarter driven by both higher volume in solar module shipments and project sales. In the CSI Solar segment, volume growth is picking up while costs continue to come down, albeit partially offset by gradual ASP declines. On the Recurrent Energy side, we expect the closing of a major project sale during the quarter to have a significantly positive impact on profit. Overall, we will continue to leverage our market leadership position and expect significant growth in 2023 and beyond across both our solar and battery storage businesses.”

Recent Developments

Recurrent Energy (formerly Global Energy)

On May 15, 2023, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy signed an aggregated virtual power purchase agreement with EMD Electronics, Biogen Inc., Wayfair LLC, Autodesk, Inc. and a large healthcare company for 100% of the production capacity of the Liberty Solar Project. Recurrent Energy is currently developing the 100 MWac solar project in Liberty County, Texas, around 50 miles from Houston. The project is expected to be operational in 2024.

On April 10, 2023, Canadian Solar announced the rebranding of its wholly-owned Global Energy subsidiary as Recurrent Energy. Recurrent Energy, previously the Company's North American utility-scale solar and energy storage project developer, will now encompass all its global development and services businesses.

CSI Solar

On May 17, 2023, Canadian Solar announced its majority-owned subsidiary CSI Solar’s CSI Energy Storage will deliver 363 MWh of battery energy products to an Aypa Power Project in Texas. The project is expected to reach commercial operation by Q2 2024.

On April 11, 2023, Canadian Solar announced its majority-owned subsidiary CSI Solar capacity expansion plans. Namely, CSI Solar intends to have 20.4 GW of ingot, 35 GW of wafer, 50 GW of cell and 50 GW of module capacities by the end of 2023 and is expected to have 50.4 GW of ingot, 50 GW of wafer, 60 GW of cell and 75 GW of module capacities by the end of Q1 2024.

Conference Call Information

The Company will hold a conference call on Thursday, May 18, 2023, at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., Thursday, May 18, 2023, in Hong Kong) to discuss its first quarter 2023 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800-965-561 (toll-free from Hong Kong), 400-120-2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13738337. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Daylight Time on Thursday, June 1, 2023 (11:00 a.m., June 2, 2023, in Hong Kong) and can be accessed by +1-844-512-2921 (toll-free from the U.S.), or +1-412-317-6671 from international locations. The replay pin number is 13738337. A webcast replay will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered around 94 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 8.8 GWp in over 20 countries across the world. Currently, the Company has approximately 609 MWp of projects in operation, 6.9 GWp of projects under construction or in backlog (late-stage), and an additional 17.7 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended March 31, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	1,709,730	20,052	(28,501)	1,701,281
Cost of revenues	1,394,121	12,843	(23,684)	1,383,280
Gross profit	315,609	7,209	(4,817)	318,001
Gross margin	18.5%	36.0%	—	18.7%
Income (loss) from operations (2)	169,458	(15,205)	(8,649)	145,604

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended March 31, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	1,209,994	92,966	(52,611)	1,250,349
Cost of revenues	1,034,165	75,130	(39,837)	1,069,458
Gross profit	175,829	17,836	(12,774)	180,891
Gross margin	14.5%	19.2%	—	14.5%
Income (loss) from operations (2)	31,898	(1,011)	(15,372)	15,515

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of business segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended March 31, 2023	Three Months Ended December 31, 2022	Three Months Ended March 31, 2022
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	1,454,876	1,642,144	963,045
Solar system kits	133,587	157,845	90,456
Utility-scale battery storage	9,815	48,992	82,500
Residential battery storage	4,995	686	—
EPC	49,023	20,933	5,323
Others	28,933	27,346	16,059
Subtotal	1,681,229	1,897,946	1,157,383
Recurrent Energy Revenues:
Solar and battery storage projects	4,621	58,504	78,392
O&M and asset management services	8,687	8,087	7,948
Others (includes electricity sales)	6,744	7,059	6,626
Subtotal	20,052	73,650	92,966
Total net revenues	1,701,281	1,971,596	1,250,349

　 Canadian Solar Inc.

　 Unaudited Condensed Consolidated Statements of Operations

　 (In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Net revenues	$1,701,281	$1,971,596	$1,250,349
Cost of revenues	1,383,280	1,622,967	1,069,458
Gross profit	318,001	348,629	180,891

Operating expenses:
Selling and distribution expenses	88,371	126,313	108,845
General and administrative expenses	78,648	89,207	62,810
Research and development expenses	17,307	20,607	13,280
Other operating income, net	(11,929)	(23,260)	(19,559)
Total operating expenses	172,397	212,867	165,376

Income from operations	145,604	135,762	15,515
Other income (expenses):
Interest expense	(20,448)	(20,195)	(15,302)
Interest income	7,956	9,287	4,212
Gain (loss) on change in fair value of derivatives, net	7,601	(27,071)	(24,738)
Foreign exchange gain (loss), net	(20,860)	11,610	27,862
Investment income (loss), net	8,380	2,628	(5,524)
Total other expense	(17,371)	(23,741)	(13,490)

Income before income taxes and equity in earnings of affiliates	128,233	112,021	2,025
Income tax benefit (expense)	(28,715)	(21,850)	5,183
Equity in earnings of affiliates	7,311	8,653	1,726
Net income	106,829	98,824	8,934

Less: Net income (loss) attributable to non-controlling interests	23,117	20,990	(273)

Net income attributable to Canadian Solar Inc.	$83,712	$77,834	$9,207

Earnings per share - basic	$1.30	$1.21	$0.14
Shares used in computation - basic	64,517,935	64,505,398	64,028,919
Earnings per share - diluted	$1.19	$1.11	$0.14
Shares used in computation - diluted	71,424,749	71,307,345	64,720,107

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
Net Income	$106,829	$98,824	$8,934
Other comprehensive income (loss):
Foreign currency translation adjustment	23,250	73,310	7,511
Gain on changes in fair value of available-for-sale debt securities, net of tax	339	306	—
Gain (loss) on interest rate swap, net of tax	(105)	34	190
Share of gain (loss) on changes in fair value of derivatives of affiliate, net of tax	(610)	1,499	—
Comprehensive income	129,703	173,973	16,635
Less: comprehensive income attributable to non-controlling interests	25,162	30,631	1,127
Comprehensive income attributable to Canadian Solar Inc.	$104,541	$143,342	$15,508

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$848,035	$981,434
Restricted cash	1,207,573	978,116
Accounts receivable trade, net	991,168	970,950
Accounts receivable, unbilled	67,886	57,770
Amounts due from related parties	51,190	48,614
Inventories	1,671,544	1,524,095
Value added tax recoverable	192,810	158,773
Advances to suppliers, net	345,633	253,484
Derivative assets	7,761	17,516
Project assets	396,035	385,964
Prepaid expenses and other current assets	267,833	267,941
Total current assets	6,047,468	5,644,657
Restricted cash	19,925	9,953
Property, plant and equipment, net	1,986,335	1,826,643
Solar power systems, net	471,971	364,816
Deferred tax assets, net	226,765	229,226
Advances to suppliers, net	73,531	65,352
Investments in affiliates	136,449	115,784
Intangible assets, net	14,797	17,530
Project assets	467,567	438,529
Right-of-use assets	153,716	103,600
Amounts due from related parties	35,106	33,489
Other non-current assets	195,693	187,549
TOTAL ASSETS	$9,829,323	$9,037,128

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2023	2022
Current liabilities:
Short-term borrowings	$1,761,960	$1,443,816
Accounts payable	797,909	805,300
Short-term notes payable	1,620,475	1,493,399
Amounts due to related parties	16,736	89
Other payables	864,097	853,040
Advances from customers	335,207	334,943
Derivative liabilities	11,920	25,359
Operating lease liabilities	9,779	9,810
Other current liabilities	397,122	293,012
Total current liabilities	5,815,205	5,258,768
Long-term borrowings	862,759	813,406
Convertible notes	226,335	225,977
Liability for uncertain tax positions	5,730	5,730
Deferred tax liabilities	67,930	66,630
Loss contingency accruals	6,887	5,000
Operating lease liabilities	72,852	25,714
Other non-current liabilities	337,560	329,209
TOTAL LIABILITIES	7,395,258	6,730,434
Equity:
Common shares	835,543	835,543
Additional paid-in capital	2,785	1,127
Retained earnings	1,359,232	1,275,520
Accumulated other comprehensive loss	(149,722)	(170,551)
Total Canadian Solar Inc. shareholders’ equity	2,047,838	1,941,639
Non-controlling interests	386,227	365,055
TOTAL EQUITY	2,434,065	2,306,694
TOTAL LIABILITIES AND EQUITY	$9,829,323	$9,037,128